LPBP Inc. Announces Second Quarter Financial Results

TORONTO, ON, August 27, 2004 - LPBP Inc. (formerly Hemosol Inc.) announced today the release of its financial results for the second quarter ended June 30, 2004.

For more information, please see the Management Discussion and Analysis of LPBP Inc., which can be found on the LPBP Inc. public company profile at www.sedar.com.

LPBP Inc. is a Canadian company with investments in health science focused partnerships, managed by other companies. LPBP holds a 7% interest in Hemosol Corp. (TSX: HML; NASDAQ: HMSL) through Hemosol LP and a 99.9% interest in the Ontario laboratory business of MDS Inc. (TSX: MDS; NYSE: MDZ) through Labs LP. LPBP is not active in the management of either of these businesses.

For further information contact:
John Anderson
President, Chief Executive Officer and Chief Financial Officer
Phone: 416.213.0565

LPBP Inc.

Financial Statements

June 30, 2004

(Unaudited)

Notice to Reader:

The accompanying unaudited interim financial statements of LPBP Inc., for the period ended June 30, 2004 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These statements have not been reviewed by the Company's independent auditors.

Dated the 23rd of August, 2004.

/s/ John Anderson

John Anderson
President and CEO

Statements of Financial Position
[Unaudited]

As at June 30 and December 31

[Thousands of Canadian dollars]	2004	2003
Assets
Current
Cash	$300	$-
	300	-

Investment in Hemosol LP [notes 1 & 2]	5,322	-
Investment in MDS Laboratory Services LP [notes 1 & 3]	44,065	34,796
Future tax asset [note 4]	116,663	-
Total assets	$166,350	$34,796

Liabilities and Shareholders' Equity
Current
Accounts Payable	$300	$-
Due to MDS Laboratory Services LP	16,000	-
	16,300	-

Unrealized benefit on acquisition of tax losses [note 4]	104,143	-
	120,443	-
Shareholders' equity
Net investment by MDS Inc.		34,796
Common Shares - Class A [note 5]	2,319
Common Shares - Class B [note 5]	34,677
Retained Earnings	8,911
	45,907
Total liabilities and shareholders' equity	$166,350	$34,796
See accompanying notes

On behalf of the Board of Directors:

EDWARD E. MCCORMACK	MITCHELL J. KOSTUCH
Chairman of the Board and Director	Director

Statements of Income

[Unaudited]

	Three months to June 30		Six Months to June 30
[Thousands of Canadian dollars]	2004	2003	2004	2003
Equity Earnings [note 6]	$15,131	$13,724	$25,379	$25,261

Income before income taxes	15,131	13,724	25,379	25,261

Provision for future income tax	358	-	358	-
Net income	$14,773	$13,724	$25,021	$25,261

Earnings per share [note 7]	$-	$-	$-	$-

Statements of Retained Earnings
[Unaudited]

	Three months to June 30		Six Months to June 30
[Thousands of Canadian dollars]	2004	2003	2004	2003
Retained earnings, beginning of period	$-	$-	$-	$-

Net income	14,773	13,724	25,021	25,261

Dividends, prior to May 1, 2004 [note 6]	(5,862)	(13,724)	(16,110)	(25,261)

Retained earnings, end of period	$8,911	$-	$8,911	$-

See accompanying notes

Statements of Cash Flows

[Unaudited]

	Three months to June 30		Six months to June 30
[Thousands of Canadian dollars]	2004	2003	2004	2003
Operating activities
Net income	$14,773	$13,724	$25,021	$25,261
Items not affecting current cash flow:

Reversal of unrealized tax loss benefit	(2,979)	-	(2,979)	-
Future income tax expense	3,337	-	3,337	-
Equity earnings	(15,131)	(13,724)	(25,739)	25,261
	-	-	-	-
Changes in non-cash working capital balances relating to operations:
Accounts payable	300	-	300	-
	300	-	300	-

Financing and Investing activities
Loan from MDS Laboratory Services LP	16,000	-	16,000	-
Acquisition of tax losses	(16,000)	-	(16,000)	-
	-		-
Increase in cash position during the period	300	-	300	-

Cash position, beginning of period	-	-	-	-
Cash position, end of period	$300	$-	$300	$-

Notes to Financial Statements

[Unaudited]

[All tabular amounts in thousands of Canadian dollars, except where noted]

  Summary of Significant Accounting Policies

The unaudited interim financial statements of LPBP Inc. ("LPBP" or "the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant accounting policies are as follows:

Basis of Presentation:

Effective May 1, 2004, the Company entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). Under the Arrangement:

  The Blood Products Business was transferred to a new limited partnership, Hemosol LP, 93% of which is owned by a new company, Hemosol Corp., as general partner, and 7% of which was retained by the Company, as limited partner.
  MDS transferred the Labs Business to MDS Laboratory Services, LP ("Labs LP"). The Company acquired a 99.99% limited partnership interest in the Labs Partnership. The remaining 0.01% is owned by a wholly owned subsidiary of MDS, MDS Laboratory Services Inc. ("MDS Subco"), as the general partner.
  Shareholders of the Company, including MDS, exchanged each common share of the Company for one common share of Hemosol Corp. and one Class A common share of the Company. The company also issued 38,322,390 Class A common shares of the Company and 11,134,648,627 Class B common shares to MDS.
  Shareholders, other than MDS, hold 0.44% of the equity securities and 52.5% of the voting shares of the Company and MDS holds 99.56% of the equity securities of the Company and 47.5% of the voting shares of the Company.
  The name of the Company was changed from Hemosol Inc. to LPBP Inc.

As a result of the foregoing, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP (which operates the Blood Products Business) and a 99.99% limited partnership interest in Labs LP (which operates the Labs Business). The Company is not active in the management of Labs LP or Hemosol LP, as it only holds a limited partnership interest in both entities.

The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Subco and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP is prohibited from making any distributions to the partners thereof prior to November 1, 2004. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As part of the Arrangement, MDS has made available to Labs LP an operating line of up to $10 million to cover working capital needs, until such time as Labs LP generates self-sustaining cash flow. This advance is expected to be repaid from cash flow generated by Labs LP prior to the end of August 2004.

In addition, as part of the Arrangement, MDS loaned $16 million to Labs LP, which in turn loaned the funds to the Company. The Company used the funds as partial consideration for redemption proceeds of Class C Preferred Shares of the Company that were issued and redeemed as part of the Arrangement. The loan by MDS to Labs LP is non-interest bearing and is due on May 31, 2005. The loan by Labs LP to the Company bears interest at a rate of prime plus 1.5% and also matures on May 31, 2005. The borrowers may prepay their respective loan at any time.

As a result of the above, the Company has a 7% interest in Hemosol LP, a 99.99% interest in Labs LP and will be able to benefit from significant tax loss carryovers, research and development pools and investment tax credits with an estimated total value of $120 million accumulated through operating losses of the previously owned Blood Products Business.

The Company has determined that through the previously described transactions, there is a continuity of interest with respect to the Company's equity interest in Labs LP. Therefore, for purposes of presentation in the accompanying financial statements, the equity accounted results of Labs LP, prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the statement of Retained Earnings and have been offset by dividends to its shareholder. This information is included in the financial statements to assist users in assessing the Company's interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004.

The tax losses have been recorded at a fair value of $120 million and a corresponding Unrealized Benefit on Acquisition of Tax Losses for $107 million has been recorded as a deferred credit in accordance with Canadian GAAP, EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax asset and the unrealized benefit will be amortized over the period in which LPBP expects to benefit from these tax losses.

Investment

To the extent that the Company assesses the carrying value of its investment is greater than its net realizable value and such difference is other than temporary, the Company will write down the carrying value to the investment's net realizable value.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2. Investment in Hemosol LP

As described in Note 1, 'Summary of Significant Accounting Policies', LPBP acquired a 7% interest in Hemosol LP. This investment is accounted for on a cost basis and will be reviewed annually for potential impairment.

3. Investment in MDS Laboratory Services LP

As previously described in note 1, LPBP acquired a 99.99% interest in MDS Laboratory Services LP which will be accounted for on an equity method basis. LPBP is required to pay dividends to its shareholders based on the distributions received from its investment in Labs LP, net of any expenses incurred directly by LPBP in the course of operations. As at June 30, 2004, the increase in the investment as a result of equity accounting for the Company interest in Labs LP is $9 million.

4. Income Taxes

As described in Note 1, LPBP gained access to unclaimed tax deductions and income tax credits through its transaction with Hemosol Corp. LPBP has accounted for this transaction in accordance with Canadian GAAP, EIC 110 'Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations', by recording the transaction at an estimated value. A future tax asset in the amount of $120 million and a deferred tax credit in the amount of $107 million have been established. The future tax asset is recognized in income based on the effective tax rate existing during the period. The unrealized benefit on acquisition of tax losses is amortized based on the ratio of income tax expense in proportion to the net reduction in the future income tax asset.

5. Share Capital

Authorized

Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:

(Number of shares in thousands)	Common Shares
	Number	Amount
Opening Balance - January 1, 2004	-	$-
Shares Issued - Class A	94,468	2,319
Shares Issued - Class B	11.134,649	34,677
Closing Balance - June 30, 2004	11,229,117	$36,996

6. Equity Earnings

The equity earnings reported by LPBP for the three month period and the six month period ended June 30, 2004 consists of LPBP's 99.99% interest in the income generated by Labs LP and reflects the assumption of a continuity of interest in Labs LP's business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as a distribution from MDS Laboratory Services LP and paid out as a dividend to the shareholder.

7. Earnings per Share

The financial statements have been prepared on a continuity of interest basis with respect to Labs LP. Therefore, the income statement reflects the income earned by Labs LP for three months and six months ending June 30. LPBP's investment in Labs LP effective May 1, 2004 and therefore, the earnings per share would result in an insignificant amount.

Management's Discussion and Analysis of Operating Results and Financial Position

This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations.

Company Overview

LPBP Inc. ("the Company" or "LPBP") is a Canadian company with investments in health science focused partnerships, which are managed by other companies. LPBP does not actively manage its investments as it does not control the establishment of strategic operating, investing and financing policies for these partnerships.

Effective May 1, 2004, the Company entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). Under the Arrangement:

  The Blood Products Business was transferred to a new limited partnership, Hemosol LP, 93% of which is owned by a new company, Hemosol Corp., as general partner, and 7% of which was retained by the Company, as limited partner.
  MDS transferred the Labs Business to MDS Laboratory Services, LP ("Labs LP"). The Company acquired a 99.99% limited partnership interest in the Labs Partnership. The remaining 0.01% is owned by a wholly owned subsidiary of MDS, MDS Laboratory Services Inc. ("MDS Subco"), as the general partner.
  Shareholders of the Company, including MDS, exchanged each common share of the Company for one common share of Hemosol Corp. and one Class A common share of the Company. The Company also issued 38,322,390 Class A common shares and 11,134,648,627 Class B common shares to MDS.
  Shareholders, other than MDS, hold 0.44% of the equity securities and 52.5% of the voting shares of the Company, while MDS holds 99.56% of the equity securities of the Company and 47.5% of the voting shares of the Company.
  The name of the Company was changed from Hemosol Inc. to LPBP Inc.

As a result of the foregoing, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP (which operates the Blood Products Business) and a 99.99% limited partnership interest in Labs LP (which operates the Labs Business). The Company is not active in the management of Labs LP or Hemosol LP, as it only holds a limited partnership interest in both entities.

The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Subco and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP is prohibited from making any distributions to the partners prior to November 1, 2004. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As part of the Arrangement, MDS has made available to Labs LP an operating line of credit up to $10 million to cover working capital needs, until such time as Labs LP generates self-sustaining cash flow. This advance is expected to be repaid from cash flow generated by Labs LP prior to the end of August 2004.

In addition, as part of the Arrangement, MDS loaned $16 million to Labs LP, which in turn loaned the funds to the Company. The Company used the funds as partial consideration for redemption proceeds of Class C Preferred Shares of the Company that were issued and redeemed as part of the Arrangement. The loan by MDS to Labs LP is non-interest bearing and is due on May 31, 2005. The loan by Labs LP to the Company bears interest at a rate of prime plus 1.5% and also matures on May 31, 2005. The borrowers may prepay their respective loan at any time.

As a result of the above, the Company has a 7% interest in Hemosol LP, a 99.99% interest in Labs LP and will be able to benefit from significant tax loss carryovers, research and development pools and investment tax credits with an estimated total value of $120 million accumulated through operating losses of the previously owned Blood Products Business.

The Company has determined that through the previously described transactions, there is a continuity of interest with respect to the Company's equity interest in Labs LP. Therefore, for purposes of presentation in the accompanying financial statements, the equity accounted results of Labs LP, prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the statement of Retained Earnings and have been offset by dividends to its shareholder. This information is included in the financial statements to assist users in assessing the Company's interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004.

The tax losses have been recorded as a future tax asset at a fair value of $120 million and a corresponding Unrealized Benefit on Acquisition of Tax Losses for $107 million has been recorded as a deferred credit in accordance with Canadian GAAP, EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax asset and the unrealized benefit will be amortized over the period in which LPBP expects to benefit from these tax losses.

Overview of Laboratory Services in Ontario

As Labs LP represents a material component of LPBP's financial results, a description of this business has been included below.

Laboratory services are an important element of the Ontario health care system and include both clinical testing and anatomical pathology testing. Laboratory services are conducted at the request of health care professionals in furtherance of the diagnosis of disease and the guidance of patient treatments. Laboratory services in Ontario are provided both by private sector community-based service providers and public sector providers such as public health laboratories and hospital laboratories. Public health laboratories have generally concentrated on epidemiological matters, such as the tracking of the spread of communicable diseases, while hospital laboratories generally provide laboratory services to the hospital in which it is located. Private sector community-based laboratories ("Community Laboratories'') provide services to patients receiving care outside of hospitals.

Laboratories in Ontario are required to hold licenses issued by the Ministry of Health ("MOH") which determine the nature of the tests that can be carried out at each facility and govern the ability of the operator to draw samples for testing purposes. Licenses are for a limited term (usually one year) and are renewable subject to MOH approval.

The Ontario provincial government generally pays for laboratory services in Ontario. Community

Laboratories in Ontario are compensated for performing most laboratory services by billing the MOH on a fee for service basis for those services covered by the MOH, with the fees being established by a government fee schedule. Fees for laboratory services that are not covered by the MOH are billed directly to patients. The MOH has both (i) an industry cap, which limits the total amount that will be paid in the aggregate to the Community Laboratories for services performed in the Ontario provincial government's fiscal year and (ii) the corporate cap, which limits the amount each Community Laboratory service provider can individually be paid for the services it performs in a fiscal year. The corporate cap is allocated among the market participants on the basis of market share. The Labs Business has consistently performed sufficient services to be able to bill the full value of its corporate cap.

Community Laboratories negotiate their contracts with the MOH through the Ontario Association of Medical Laboratories ("OAML''). Negotiations are conducted on a regular basis and include the size of the industry cap and fee schedule adjustments for specific services. The industry cap for all Community Laboratories is $526 million for 2004 and $553 million for 2005 under an agreement that runs until March 31, 2005. The industry cap has grown at a compound annual growth rate of 3.6% from 1997 to 2005 MOH fiscal years.

Market for Laboratory Services in Ontario

The use of laboratory services in Ontario is growing faster than the Ontario population. For the fiscal year of the MOH ended March 31, 2003, there were 14.3 million requisitions (patient visits) to Community Laboratories in Ontario, resulting in a total of 80.2 million tests performed on patients for an average of 5.6 tests per requisition or patient visit and 6.6 tests per person in Ontario. It is estimated that approximately 50% of laboratory testing in Ontario is performed by Community Laboratories. In Ontario, substantially all out-patient laboratory services are performed by Community Laboratories on a fee-for-service basis.

Demand for laboratory services in Ontario is expected to continue to increase in the future as a result of several factors, including the following: (i) the Ontario population is growing and aging, (ii) physicians and patients increasingly place more value on laboratory services as a cost-effective means of disease detection, treatment monitoring and preventive medicine and (iii) improved equipment and cost-efficiency make testing available to a broader market. In addition to these factors, Ontario is experiencing increases in the number of physicians, sophisticated tests and available testing for high-risk diseases.

The Labs Business

The Labs Business currently performs over 31% of all private sector community-based laboratory services in Ontario. The Labs Business currently holds licenses for the full range of laboratory services for which licenses are available from the MOH, thereby allowing it to perform virtually any laboratory service that could be ordered by a health care professional.

The Labs Business generated revenues of approximately $200 million for each of the fiscal years of MDS ended October 31, 2002 and 2003, over 86% of which were paid by the MOH on the basis determined under agreements between the MOH and the OAML. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the Labs Business for the fiscal years ended October 31, 2002 and 2003 were approximately $56 million and $52 million, respectively. EBITDA, as used in respect of the Labs Business in these projections, is not necessarily comparable with similarly titled measures of other businesses because not all businesses calculate EBITDA in the same fashion.

Strategy

The goal of the Labs LP is to be the leading provider of laboratory testing services in Ontario by continuing to operate the Labs Business efficiently and selectively pursuing opportunities for growth that are expected to be accretive.

Historically, in the absence of acquisitions, organic revenue growth of the Labs Business has been driven by the increasing demand for laboratory services resulting in the negotiated expansion of the industry cap and the individual corporate cap under agreements negotiated between the MOH and the OAML. The Labs LP intends to pursue additional growth opportunities by expanding the number and type of tests that it can provide and, where justified, seeking increased compensation for the testing that it currently provides.

Critical Accounting Policies

The financial statements of LPBP are prepared within a framework of generally accepted accounting policies selected by management and approved by the Board of Directors. These policies are set out in note 1 to the financial statements. Certain policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Valuation of long-term investments

LPBP maintains investments in two partnerships. These investments are accounted for on a cost basis or on an equity basis depending on the Company's ownership interest and the degree of influence it exerts on the management of the investee. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Operating Results

The Company's performance is based on the distributions received from its investments in Hemosol LP and Labs LP. Hemosol's LP's business has not been profitable since inception and the Company does not expect any distributions for the foreseeable future. As such, the Company's results are dependent on the financial results and related distributions from Labs LP.

As a limited partner in Labs LP, LPBP's equity income is dependent on the Labs LP operations. While the actual acquisition of Labs LP did not take place until May 1, 2004, a discussion comparing current period operating results to prior year's operating results has been included since the Company has assumed continuity of interest with respect to Labs LP. It has also been assumed that any equity earned up to May 1, 2004 would have been received by the Company in way of distributions from Labs LP and paid out in dividends to the Company's shareholder. It should also be reiterated that such dividends are disclosed as paid for comparative purposes only and do not represent actual dividends paid to the shareholder prior to May 1, 2004.

The increase in the equity income in the three months ended June 30, 2004 as compared to the same period in the prior year is due to the increase in revenue that Labs LP experienced during this period. The 10% increase in equity earnings for the three months ended June 30, 2004 was due to a 5% increase in revenue to $55 million and the operating expense as a proportion to revenue were less in the current period than in the prior period. The growth in revenue is mainly attributed to funding increases from the Ontario government.

For the six month period ended June 30, 2004, the equity income has remained consistent with the same period in the prior year. During this period, the revenues increased by 4% primarily due to the increased funding in accordance with the terms of the industry cap agreement that was entered into by the OAML on behalf of Labs LP and the other community laboratories. Concurrently, expenses also increased over the prior year, in-line with the increase in revenue.

Liquidity and capital resources

The Company's liquidity and working capital is dependent on the timing of distributions from Labs LP and when the cash is paid out in dividends to shareholders. Operating expenses are funded through the distributions received from Labs LP. Provided that Labs LP continues to generate income resulting in distributions to the Company, the Company will have sufficient liquidity to continue operations.

As at June 30, 2004, the Company has not entered into any contractual obligations which will require future payments, including long-term debt. Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments

There are no outstanding financial instruments as at June 30 2004.

Off Balance Sheet Arrangements

The Company has not entered into any off Balance Sheet arrangements as at June 30 2004.

Risks and Uncertainties

Readers are referred to risk factors found in the Company's first quarter Management Discussion and Analysis.